Mail Stop 3561

September 21, 2006

Mr. Dennis Calvert
Interim Chief Financial Officer
NuWay Medical, Inc.
2603 Main Street, Suite 1155
Irvine, California 92614

> RE: **NuWay Medical, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Forms 10-QSB for Fiscal Quarters Ended March 31 and June 30, 2006**
> **File No. 0-19709**

Dear Mr. Calvert:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2005

Cover page

1.   Please revise your commission file number to 000-19709.

Item 8A. Controls and Procedures, page 25

2.   You state that your management evaluated the effectiveness of your disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e). However, your principal executive and financial officers only concluded that your disclosure controls and procedures were effective with regard to certain parts of the definition of disclosure controls and procedures. In future filings, please revise your disclosure regarding effectiveness to include the entire definition of disclosure controls and procedures in Exchange Act Rule 13a -15(e). Additionally, please confirm to us that your conclusion regarding effectiveness would not change had such disclosure been included in this filing.

Notes to Financial Statements

Note 8. Loan Agreement – Augustine Loan, page F-18

3.   Please tell us and revise your disclosures to state where you recorded the proceeds allocated to the warrants issued in conjunction with the Augustine Loan Agreement.

Form 10-QSB for Fiscal Quarter Ended June 30, 2006

Statements of Operations for the …periods ended June 30, 2006 and 2005

4.   Please revise your net loss per share calculations for the three months ended June 30, 2006 and 2005 to reflect a figure of $(0.00) or null.

5.   We note the revisions to the New Millennium Note which resulted in reduced principal and interest totaling approximately $282,000, however it is not clear if these revisions relate to the reduction to note payable and accrued interest reflected on the statements of operations in the amount of $362,320. Please clarify for us and revise accordingly.

Statements of Cash Flows for the Six Month Periods Ending June 30, 2006 and 2005

6.   Please identify the loans from which you received proceeds in the notes to the financial statements. In addition, it is not evident that the reduction to Note Payable was a cash transaction. Please tell us how the note was reduced and revise your disclosure as appropriate.

As appropriate, please revise your disclosures in future filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response letter as a correspondence file on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Staff Accountant Ta Tanisha Henderson at (202) 551-3322, or in her absence, Donna DiSilvio at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.

Sincerely,

Michael Moran
Branch Chief